July 26, 2021

OTCQX: QTRRF

TSX.V: QTA

NR-07-21

Quaterra Provides Update on Water Rights

Quaterra Resources Inc. ("Quaterra" or the "Company") announces that on July 23, 2021 it received notice from the State of Nevada that the State has not approved extensions of three water rights permits purchased by its subsidiary, Singatse Peak Services, LLC ("SPS") in 2011. The State also advised that a fourth permit would not be extended after a period of an additional year. Prior to the notice, the Company believed it held a total of seven water rights permits providing for usage of approximately 6,014 acre-feet of water annually for mining and milling purposes in Yerington, Nevada.

The four permits in question were extended regularly by the State during the period 2011 through 2020.  The notice from the State was in response to the Company's extension application filed in November of 2020.  The basis for not granting a renewal of the permits included increased demand on the available water from other users, and non-use of the water by the Company for mining and milling purposes since 2011.

During this same period, the company invested into exploration of the Yerington copper properties to better assess their potential for development. The Company reiterates its commitment to the development of the MacArthur oxide copper project, noting that the pre-feasibility drilling program (see News Release of May 7, 2021 for details) is ongoing, with drilling to date of 9,633 feet.

The Company has the right to appeal the State's decision within 30 days from the date of the notice and has retained legal counsel to initiate and vigorously undertake the appeal process.

The Company is considering the implications of the State notice on its ongoing advancement of the MacArthur copper oxide project, and on the prior sales of a portion of the permitted water rights.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its Yerington copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:
Karen Robertson
Corporate Communications
778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.